UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ECOTALITY, INC.
(Name of Issuer)

COMMON STOCK , $0.0001 par value per share
(Title of Class of Securities)

01374J203
(CUSIP Number)

Yuqing Xu
24910 La Loma Ct.
Los Altos Hills, CA 94022
650-209-5007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VALLEY 2010 INVESTMENT LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 2,819,629 (1)(2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,819,629 (1)(2)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,819,629 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99% (2)
14.	Type of Reporting Person: IV

(1)  This amount includes (a) 694,444 shares of the Company’s common stock, (b) 1,430,741 shares of Series A Convertible Preferred Stock that are convertible into 1,430,741 shares of the Company’s common stock, and (c) 694,444 shares of the Company’s common stock issuable upon the exercise of a warrant.
(2)   See Item 5.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GLOBAL LEARNNET LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 1,388,888 (1)(2)
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,388,888 (1)(2)
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,388,888 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 9.99% (2)
14.	Type of Reporting Person: IV

(1)  This amount includes (a) 694,444 shares of the Company’s common stock and (b) 694,444 shares of the Company’s common stock issuable upon the exercise of a warrant.
(2)  See Item 5.

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This Statement on Schedule 13D relates to shares of common stock (the “Shares”), of Ecotality, Inc., a Nevada corporation (the “Company”):

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates to is the Shares.  The address of the principal executive office of the Company is 80 Rio Salado Parkway, Suite 710, Tempe, AZ 85281.

Item 2.	Identity and Background

(a), (b) and (c) This statement is being filed by Valley 2010 Investment LLC (“Valley”) and Global LearnNet Ltd. (“LearnNet,” and together with Valley, the “Reporting Persons”).  The address for the Reporting Persons is 24910 La Loma Ct., Los Altos Hills, CA 94022.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds for the purchase of the Shares was the working capital of the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.  The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations and capital structure.  Although the acquisition of the Shares is for investment purposes, the Reporting Persons may have engaged in, and may continue to pursue, either alone or with others, discussions with management or directors of the issuer regarding alternatives to protect, grow and ultimately realize long-term value for shareholders.  Furthermore, consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such other alternatives as the Reporting Persons deem appropriate with other shareholders, industry analysts, investment and financing professionals or any other third parties.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to

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time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

According to information filed by the Company with the Commission, as of June 7, 2010 the number of Shares outstanding was 8,993,950 based on the Company’s Report on Form S-1, filed on June 10, 2010.  Pursuant to Rule 13d-3(d)(1)(i)(D), in tallying the number of Shares, (1) Valley has added to the total number of Shares outstanding, 1,430,741 Shares based upon an amount of Shares that Valley is entitled to obtain upon the conversion of the Series A Convertible Preferred Stock and 694,444 Shares based upon an amount of Shares that Valley is entitled to obtain upon the exercise of a warrant for the purchase of 694,444 Shares of the Company’s common stock, and (2) Global has added 694,44 Shares to the total number of Shares outstanding based upon an amount of Shares that Global is entitled to obtain upon the exercise of a warrant for the purchase of 694,444 Shares of the Company’s common stock.  In calculating the percentage ownership, however, it has been taken into consideration that the Company will not effect any conversion of the Series A Convertible Preferred Stock or any exercise of any warrant for the purchase of the common stock in an amount that would result in the Reporting Persons owning more than 9.99% of the outstanding common stock upon such conversion or exercise.

(a) The Reporting Persons are the owners of 4,208,517 Shares.  Holders of the Company’s Series A Convertible Preferred Stock and warrants have agreed to restrict their ability to convert their Series A Convertible Preferred Stock and exercise their warrants and receive shares of the Company’s common stock such that the number of shares common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 9.99% of the then issued and outstanding shares of common stock.  Therefore, the maximum ownership percentage of the Reporting Persons shall not exceed 9.99%.

(b) Valley is the sole beneficial owner of 2,819,629 Shares.  LearnNet is the sole beneficial owner of 1,388,888 Shares.  The maximum ownership percentage of the Reporting Persons shall not exceed 9.99%.

(c) 1,430,741 Shares were originally purchased by Zhu-Xu Charitable Remainder Unitrust, the sole member of the Reporting Persons, and as of June 15, 2010, the beneficial ownership of the 1,430,741 Shares were assigned to Valley.

(d) Not applicable.

(e) Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to theSecurities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit A, with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

Item 7.	Material to be filed as Exhibits.

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The Exhibit Index is incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2010	VALLEY 2010 INVESTMENT LLC

By: /s/ Yuqing Xu
Name: Yuqing Xu
Title: President

Date: July 14, 2010	GLOBAL LEARNNET LTD.
By: /s/ Yuqing Xu Name: Yuqing Xu Title: Director

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EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement by and among Valley 2010 Investment LLC and Global LearnNet Ltd.*

*	Incorporated by reference to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 25, 2010.